UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41408

BYND CANNASOFT ENTERPRISES INC.

(Translation of registrant’s name into English)

7000 Akko Road

Kiryat Motzkin

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________

On January 24, 2024, BYND Cannasoft Enterprises Inc. (the “Company”) issued a press release a copy of which is attached hereto as Exhibit 99.2 to this Report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Shareholder Rights Plan Agreement dated January 24, 2024, between the Company and Computershare Investor Services, Inc.
99.2	Press Release dated January 24, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 24, 2024

BYND CANNASOFT ENTERPRISES INC.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer

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